UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C-A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Oomi Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
September 2, 2016

Physical address of issuer
838 Commonwealth Ave, Venice, CA 90291

Website of issuer
https://getunomi.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$428,000

Deadline to reach the target offering amount
September 4, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,124	$5,678
Cash & Cash Equivalents	$1,124	$5,678
Accounts Receivable	N/A	N/A
Short-term Debt	$155,622	$163,073
Long-term Debt	$100,000	N/A
Revenues/Sales	$2,551	N/A
Cost of Goods Sold	$140,404	$46,234
Taxes Paid	N/A	N/A
Net Income	($138,863)	($48,234)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
July 8, 2020

Oomi Inc. (dba UNOMI)

Up to $428,000 of Crowd Notes

Oomi Inc. (dba "UNOMI", the "Company," "we," "us", or "our"), is offering up to $428,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by September 4, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $1,000,000 under the Combined Offerings (the "Closing Amount") by September 4, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by August 28, 2020 will be permitted to increase their subscription amount at any time on or before September 4, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after August 28, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $428,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to September 4, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue

reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://getunomi.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: seedinvest.com/unomi

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that

circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Oomi Inc. (dba “UNOMI”) is a Delaware C-Corporation, formed on September 2, 2016.

The Company is located at 838 Commonwealth Ave, Venice, CA 90291.

The Company’s website is www.getunomi.com.

A description of our products as well as our services, process, and business plan can be found on the Company’s profile page on the SI Securities, LLC (“SeedInvest”) website under seedinvest.com/unomi and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$428,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	September 4, 2020
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 11, 13 and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company’s Business and Industry

The development and commercialization of the Company’s products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company’s competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company’s competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to increase the number of customers that it serves or to establish itself as a well-known brand in the competitive. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing

and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business.

The Company has engaged in related party transactions. From time-to-time, since Inception, the Company's founder has advanced funds of approximately $135,622 for working capital. These advances are due on demand and non-interest bearing.

During 2019 the Company entered into a convertible note payable (the "Note") agreement with a vendor for an amount up to $150,000. The Note calls for services to be provided by the vendor which will cause payables to be due, and in exchange for their services and related payable, they would be credited portions of the Note based on milestones achieved. During 2019, the vendor achieved two milestones for a total of $20,000. The remaining $130,000 of the Note is dependent on additional milestones was not achieved as of December 31, 2019. The Notes bear interest at 5.5% per annum and matures in October 2021. Interest on this note as of December 31, 2019 was negligible.

The Note contains both optional and automatic conversion features. An automatic conversion can be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells its equity securities for aggregate proceeds of at least $1,500,000. In such instance the notes and accrued interest thereon are convertible at the lesser of: 1) 80% (20% discount) of the price paid per share of the preferred stock in the qualified offering and 2) a price equal to the quotient of $5,000,000 plus the amount of financed in convertible notes as defined by the agreement, divided by the aggregate number of the Company's common stock as of the conversion date on a fully diluted basis.

If upon maturity, an automatic conversion has not occurred, the holder at their option may convert the outstanding principal and interest thereon into common stock at a price equal to the quotient of $5,000,000, divided by the aggregate number of the Company's common stock as of the maturity date on a fully diluted basis as defined by the agreement.

In 2016, the Company entered into a $35,750 convertible note payable (the "2016 Note") for similar services as described above. The 2016 Note bore interest at 5.5% per annum and matured in April 2018. In 2019, the 2016 Note, and approximately $6,000 of accrued interest thereon was converted into 63,281 shares of common stock in accordance with the terms of the 2016 Note.

In 2018, the Company granted the Company's legal counsel a forward option to purchase 2.5% of the capital stock on a fully diluted basis upon a qualified financing or after 2 years. The exercise price is $100 divided by the fully diluted share count as of the date of the warrants are exercised. As the number of warrants and strike price are not known at the time of grant, such warrants are not yet considered outstanding.

In 2019, the Company entered into SAFEs totaling $100,000 in SAFE agreements. The proceeds of which were used to commence the Company's operations.

Under the SAFEs, the funds contributed by the investors will convert to shares of preferred stock in a qualified priced preferred stock financing round of over $2,000,000. Each $20,000 in SAFE will convert into a number of shares of preferred stock equal to 1% of the Company capitalization as defined by the SAFEs.

While the SAFEs remain outstanding, if there is a liquidity event, as defined by the agreements, before expiration or termination of the instrument, the investor will receive the greater of 1) two times the purchase price of the SAFE or 2) the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price.

If the Company dissolves or ceases operations, the SAFE holders, as a class, will have a preferential right to receive cash, up to the amount of their original investments, to the extent such funds are available to be paid. Cash payments to SAFE investors in this situation would hold a preferential position to payments to the holders of Common Stock.

As of December 31, 2019, there has not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock. The SAFEs are marked-to-market each reporting period as described in Note 2. As of December 31, 2019, management has determined that the carrying value is considered the fair value as there are no indications that the value has changed.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company's cash position is relatively weak. The Company currently has approximately $43,827 in cash balances as of June 30, 2020. This equates to about 3 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company's existing investors have not waived their pre-emptive rights and may plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater

of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes, and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 83.6% of the Company's voting securities. Subject to any fiduciary duties owed to other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Our mission is to disrupt the animation and video game development industry by providing developers with the most advanced automated tools. We are addressing the complicated aspects of the animation process with our advanced, proprietary software.

Business Plan
UNOMI is a SaaS platform for animators and video game developers. UNOMI leverages advanced voice recognition and motion capture technology that automates a lot of the most time-consuming aspects of animation production. Our voice recognition software understands human speech in multiple languages. This allows animators to easily create the speech of multiple 2D and 3D animated characters and, for some, UNOMI gives them the ability to create content on a daily basis. UNOMI's motion capture software will give content creators the ability to easily track human movement within their home or studio, which will potentially eliminate the need to rent expensive motion capture studio space and equipment. Large-scale animation studios will be able to drastically reduce costs, allowing them to create more content in a significantly shorter amount of time.

UNOMI will also be releasing an Augmented Reality and Virtual Reality, 3D object plugin for Adobe software, which will allow users to easily implement and animate 3D objects quickly. We believe each UNOMI software will be intuitive, which will eliminate a learning curve for most users.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,750, towards offering expenses;
- If the Company raises the Closing Amount, it will use 14.17% of the proceeds, or $21,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 9.84% of the proceeds, or $42,100, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Development	65%	65%	65%
Patents	15%	15%	2%
Marketing	18%	18%	18%
Legal	2%	2%	1%
Sales Team	N/A	N/A	14%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Obi Onyejekwe	Chief Executive Officer	CEO of UNOMI; Responsible for general business operations of the company, hiring, fundraising (September 2016 - Current)

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common	4,782,835	YES	N/A	N/A	100%	N/A

SAFE	$100,000	N/A	YES	N/A	N/A	Valuation Cap: $2,000,000 If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into a number of shares of Standard Preferred Stock equal to three percent (3%) of the Company's Capitalization.
Warrants	To purchase 2.5% of the issued and outstanding capital stock of the Company on a fully-diluted basis	N/A	YES	N/A	2.5% (assuming conversion prior to the Offering if convertible securities)	N/A
Crowd Note	$107,000	YES	YES	N/A	N/A	N/A

The Company has the following debt outstanding:
None outside of the issued securities listed above.

Ownership
A majority of the Company is owned by a few individuals. That individual is Obi Onyejekwe.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	**Number and type/class of security held**	**Percentage ownership**
Obi Onyejekwe	4,000,000 Common	83.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Oomi, Inc. is a Delaware Corporation formed on September 1, 2016 ("Inception"). The financial statements of Oomi, Inc. (which may be referred to as "Oomi", "the Company", "we," "us", or "our") included herein are prepared in

accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company is located in Venice, California.

Oomi has developed a premium tool that easily syncs 2D and 3D mouth poses to voice over recordings for animation.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $43,827 in cash on hand as of June 30, 2020 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	April 2019	4(a)(b)	SAFE	$100,000	Working Capital
Warrant	July 2019	4(a)(b)	Warrant to Purchase Common Stock	Sufficient rights to purchase 2.5% of the issued and outstanding capital stock of the Company on a fully-diluted basis at a future date	Services rendered to Company in conjunction with participation in accelerator program
Seed	January 2020	Reg CF	Crowd note	$107,000	Working Capital

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $5,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $5,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $150,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered “non-Major Investors.” Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor’s stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
From time-to-time, since Inception, the Company's founder has advanced funds of approximately $135,622 for working capital. These advances are due on demand and non-interest bearing.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company

accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Obi Onyejekwe
(Signature)

Obi Onyejekwe
(Name)

Founder & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Obi Onyejekwe
(Signature)

Obi Onyejekwe
(Name)

Founder & CEO
(Title)

July 8, 2020
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

OOMI, INC.

FINANCIAL STATEMENTS
(unaudited)

DECEMBER 31, 2019 AND 2018

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants.
Registered Firm - Public Company Accounting Oversight Board

OOMI, INC.
Index to Financial Statements
(Unaudited)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Shareholders
Oomi, Inc.
Venice, CA

Report on the Financial Statements
We have reviewed the accompanying financial statements of Oomi, Inc. (the "Company") (a Delaware corporation), which comprise the balance sheets as December 31, 2019 and 2018, and the related statements of operations, stockholders' deficit, and of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company has experienced operational losses since Inception and requires additional capital to operate. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

dbbmckennon

Newport Beach, California
July 8, 2020

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

OOMI, INC.
BALANCE SHEETS
(Unaudited)

	December 31, 2019	December 31, 2018
Assets		
Current assets:		
Cash	$ 1,124	$ 5,678
Total current assets	1,124	5,678
Total assets	$ 1,124	$ 5,678
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable and accrued liabilities	$ -	$ 5,000
Related party advances	135,622	122,323
Convertible debt	20,000	35,750
Total current liabilities	155,622	163,073
Simple agreements for future equity	100,000	-
Total liabilities	255,622	163,073
Commitments and contingencies (Note 3)	-	-
Stockholders' Deficit:		
Common stock, $0.00001 par value, 10,000,000 shares authorized, 4,063,281 and 4,000,000 issued and outstanding at December 31, 2019 and 2018, respectively	46	40
Additional paid-in capital	66,714	24,960
Accumulated deficit	(321,258)	(182,395)
Total stockholders' deficit	(254,498)	(157,395)
Total liabilities and stockholders' deficit	$ 1,124	$ 5,678

See accompanying notes to the financial statements and independent accountants' review report.

OOMI, INC.
STATEMENTS OF OPERATIONS
(Unaudited)

	Year Ended December 31,	
	2019	**2018**
Revenues	$ 2,551	$ -
Operating Expenses:		
General and administrative	15,223	1,869
Research and development	125,181	44,365
Total operating expenses	140,404	46,234
Operating loss	(137,853)	(46,234)
Other expense:		
Interest expense, net	1,010	2,000
Total other expense	1,010	2,000
Net loss	$ (138,863)	$ (48,234)

See accompanying notes to the financial statements and independent accountants' review report.

OOMI, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
(Unaudited)

	Common Stock		Additional		Total
	Shares	Amount	Paid-In Capital	Accumulated Deficit	Stockholders' Deficit
December 31, 2017	4,000,000	$ 40	$ 24,960	$ (134,161)	$ (109,161)
Net loss	-	-	-	(48,234)	(48,234)
December 31, 2018	4,000,000	40	24,960	(182,395)	(157,395)
Shares issued for conversion of convertible debt	63,281	6	41,754	-	41,760
Net loss	-	-	-	(138,863)	(138,863)
December 31, 2019	4,063,281	$ 46	$ 66,714	$ (321,258)	$ (254,498)

See accompanying notes to the financial statements and independent accountants' review report.

OOMI, INC.
STATEMENTS OF CASH FLOWS
(Unaudited)

	Year Ended December 31, 2019	Year Ended December 31, 2018
Cash flows from operating activities:		
Net loss	$ (138,863)	$ (48,234)
Changes in operating assets and liabilities:		
Accounts payable and accrued liabilities	21,010	2,000
Net cash used in operating activities	(117,853)	(46,234)
Cash flows from financing activities:		
Proceeds - related party advances	13,299	49,744
Proceeds from simple agreements for future equity	100,000	-
Net cash provided by financing activities	113,299	49,744
Increase (decrease) in cash and cash equivalents	(4,554)	3,510
Cash and cash equivalents, beginning of year	5,678	2,168
Cash and cash equivalents, end of year	$ 1,124	$ 5,678
Non cash investing and financing activities:		
Convertible note payable issued for payables	$ 20,000	$ -
Stock issued for conversion of debt and accrued interest	$ 41,760	$ -

See accompanying notes to the financial statements and independent accountants' review report.

OOMI, INC.
NOTES TO THE FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Oomi, Inc. is a Delaware corporation formed on September 2, 2016 ("Inception"). The financial statements of Oomi, Inc. (which may be referred to as "Oomi", "the Company", "we," "us", or "our") included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company is located in Venice, California.

Oomi has developed a premium tool that easily syncs 2D and 3D mouth poses to voice over recordings for animation.

Management Plans
The Company has limited revenue producing activity and has sustained losses since Inception. The Company relies on shareholder and third party financing to support operations. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations through additional related party advances and a proposed Regulation Crowdfunding financing. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability.

There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

The SAFE is considered a level 3 liability as there are no observable direct or indirect inputs. Based on management's estimates as of December 31, 2019, the fair value of this instrument is considered to be the carrying value. Management's estimates are based on the short duration of the outstanding SAFE, the fact that market circumstances have not changed materially since the instrument was originated, and that the SAFE was sold to unrelated parties. Accordingly, there has been no change in valuation during the periods presented.

Risks and Uncertainties
The Company has a limited operating history and has generated limited revenues from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: advancement in competing technology, adoption of industry, support required to update technology, and trends in the animation industry. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed ("ASC 985-20"). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred internally. Under our current practice of developing software, the technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of sales. No software costs have been capitalized to date.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features
The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. Also, in connection with the sale of convertible debt and equity instruments, the Company may issue freestanding warrants that may, depending on their terms, be accounted for as derivative liabilities rather than as equity.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.

Simple Agreements for Future Equity ("SAFE" or "SAFEs")
The Company has accounted for its SAFEs as derivative liabilities under the FASB's ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10.

Revenue Recognition
ASC Topic 606, *Revenue from Contracts with Customers*, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company generates revenues by selling monthly or annual subscriptions to users. The Company defers any portion of the revenue that is not yet earned based on the service period of the contract.

Research and Development
The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist primarily of services to research or advance our technology and software development costs that are not capitalizable. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use. Research and development costs expensed were $125,181 and $44,365 for the years ended December 31, 2019 and December 31, 2018, respectively.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company's net deferred tax asset at December 31, 2019 and 2018 was approximately $78,000 and $52,000, respectively, which primarily consists of net operating loss carry forwards. As of December 31, 2019 and 2018, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine, would more likely than not be realized. During the year ended December 31, 2019 and 2018, the Company recorded an increase to valuation allowance for approximately $25,000 and $13,000, respectively.

At December 31, 2019, the Company had federal and state net operating loss carry forwards of approximately $242,000. Net operating loss carryforwards prior to 2018 expire in 20 years while carryforwards after such time do not expire.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE 3 – COMMITMENTS AND CONTIGENCIES

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 4 – CONVERTIBLE DEBT AND OTHER LIABILITIES

Convertible Debts
During 2019 the Company entered into a convertible note payable (the "Note") agreement with a vendor for an amount up to $150,000. The Note calls for services to be provided by the vendor which will cause payables to be due, and in exchange for their services and related payable, they would be credited portions of the Note based on milestones achieved. During 2019, the vendor achieved two milestones for a total of $20,000. The remaining $130,000 of the Note is dependent on additional milestones was not achieved as of December 31, 2019. The Notes bear interest at 5.5% per annum, and matures in October 2021. Interest on this note as of December 31, 2019 was negligible.

The Note contains both optional and automatic conversion features. An automatic conversion can be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells its equity securities for aggregate proceeds of at least $1,500,000. In such instance the notes and accrued interest thereon are convertible at the lesser of: 1) 80% (20% discount) of the price paid per share of the preferred stock in the qualified offering and 2) a price equal to the quotient of $5,000,000 plus the amount of financed in convertible notes as defined by the agreement, divided by the aggregate number of the Company's common stock as of the conversion date on a fully diluted basis.

If upon maturity, an automatic conversion has not occurred, the holder at their option may convert the outstanding principal and interest thereon into common stock at a price equal to the quotient of $5,000,000, divided by the aggregate number of the Company's common stock as of the maturity date on a fully diluted basis as defined by the agreement.

In 2016, the Company entered into a $35,750 convertible note payable (the "2016 Note") for similar services as described above. The 2016 Note bore interest at 5.5% per annum and matured in April 2018. In 2019, the 2016 Note, and approximately $6,000 of accrued interest thereon was converted into 63,281 shares of common stock in accordance with the terms of the 2016 Note.

Related Party Advances
From time-to-time, since Inception, the Company's founder has advanced funds for working capital. These advances are due on demand and non-interest bearing.

Simple Agreements for Future Equity
In 2019, the Company entered into SAFEs totaling $100,000 in SAFE agreements. The proceeds of which were used to commence the Company's operations.

Under the SAFEs, the funds contributed by the investors will convert to shares of preferred stock in a qualified priced preferred stock financing round of over $2,000,000. Each $20,000 in SAFE will convert into a number of shares of preferred stock equal to 1% of the Company capitalization as defined by the SAFEs.

While the SAFEs remain outstanding, if there is a liquidity event, as defined by the agreements, before expiration or termination of the instrument, the investor will receive the greater of 1) two times the purchase price of the SAFE or 2) the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price.

If the Company dissolves or ceases operations, the SAFE holders, as a class, will have a preferential right to receive cash, up to the amount of their original investments, to the extent such funds are available to be paid. Cash payments to SAFE investors in this situation would hold a preferential position to payments to the holders of Common Stock.

As of December 31, 2019, there has not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock. The SAFEs are marked-to-market each reporting period as described in Note 2. As of December 31, 2019, management has determined that the carrying value is considered the fair value as there are no indications that the value has changed.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company is authorized to issue 10,000,000 shares of common stock, $0.00001 par value.

Restricted Shares Issued for Services
In 2019, the Company issued 185,000 shares of restricted common stock to an individual for software development related services. The restricted shares vest over 36 months, with 30,834 vesting on the six-month anniversary, and the remaining monthly over the remaining 30 months. The Company determined the compensation expense related to this issuance to be $1,850 based on a fair value of each common share of $0.01, which was determined by management based on relevant market factors. The expense attributable to 2019 was negligible and the full value of the award will be recognized between 2020 - 2022. These shares are forfeitable and accordingly, not considered outstanding until vested.

Shares Issued for Convertible Debt
See Note 4 for description of 63,281 shares issued for the conversion of convertible debt.

Stock Awards
In 2019, our Board of Directors adopted the Oomi Inc., 2019 Equity Incentive Plan (the "2019 Plan"). The 2019 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of our common stock. Up to 600,000 shares of our common stock may be issued pursuant to awards granted under the 2019 Plan. The 2019 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

Warrants
In 2018, the Company granted the Company's legal counsel a forward option to purchase 2.5% of the capital stock on a fully diluted basis upon a qualified financing or after 2 years. The exercise price is $100 divided by the fully diluted share count as of the date of the warrants are exercised. As the number of warrants and strike price are not known at the time of grant, such warrants are not yet considered outstanding.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through July 8, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements, other than those noted above.

EXHIBIT C

PDF of SI Website


unomi
SaaS for Animators & Video Game Developers
GETUNOMI.COM


Disclaimer
This presentation may contain forward-looking statements and informa
things, the company, its business plan and strategy, and its industry. Th
management's current views with respect to future events based inforn
are subject to risks and uncertainties that could cause the company's a
materially. Investors are cautioned not to place undue reliance on these
as they contain hypothetical illustrations of mathematical principles, are
purposes, and they do not represent guarantees of future results, levels
achievements, all of which cannot be made. Moreover, no person nor a
assumes responsibility for the accuracy and completeness of forward-l
under no duty to update any such statements to conform them to actua

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Invest in UNOMI

SaaS platform for the animation, video game development, and the marketing industry

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$1,000	$5,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST

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Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

UNOMI is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by UNOMI without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

> Selected as one of 25 companies (out of 1800 applications) to be a member of Backstage Capital's inaugural accelerator cohort and received an investment from their fund

> Founder and CEO is an experienced entrepreneur who exited his first company, Nito Inc., to AOL and previously served as the Art Director at BET and motion designer for Nickelodeon

> Proprietary voice recognition, lip-sync application technology that automatically syncs mouth poses to voice over recordings of each character, solving a common problem in the Animation Industry

> Since launch, the Company has acquired its first few paying customers who are subscribed to use the product

Fundraise Highlights

> Total Round Size: US $1,000,000

> Raise Descri tion: Seed

> Minimum Investment: S $1,000 per investor

> Security Ty e: Crowd Note

> Valuation Ca : S $5,000,000

> Target Minimum Raise Amount: S $150,000

> Offering Type: Side by Side Offering

Our mission is to disrupt the animation and video game development industry by providing developers with the most advanced automated tools. We are addressing the complicated aspects of the animation process with our advanced, proprietary software.

UNOMI is a SaaS platform for animators and video game developers. UNOMI leverages advanced voice recognition and motion capture technology that automates a lot of the most time-consuming aspects of animation production. Our voice recognition software understands human speech in multiple languages. This allows animators to easily create the speech of multiple 2D and 3D animated characters and, for some, UNOMI gives them the ability to create content on a daily basis. UNOMI's motion capture software will give content creators the ability to easily track human movement within their home or studio, which will potentially eliminate the need to rent expensive motion capture studio space and equipment. Large-scale animation studios will be able to drastically reduce costs, allowing them to create more content in a significantly shorter amount of time.

UNOMI will also be releasing an Augmented Reality and Virtual Reality, 3D object plugin for Adobe software, which will allow users to easily implement and animate 3D objects quickly. We believe each UNOMI software will be intuitive, which will eliminate a learning curve for most users.

Entrepreneur and product specialist with extensive experience building digital and entertainment companies. Raised over $900,000 on a revolutionary startup (Nito Inc.), which was acquired by AOL. Outstanding leader with a record of spearheading the development of high-end profitable products. Start-up Founder with experience raising capital and building qualified teams. Marketing specialist for large commercial and multi-media campaigns for Fortune 500 companies and major entertainment entities like Spike, Nickelodeon, and BET. Led and contributed to every aspect of product development, which resulted in increased revenue and traction of mobile and desktop applications. Adaptable, analytical, and articulate.

Highlights
Overview
The Team
Term Sheet
Prior Rounds
Market Landscape
Data Room
0 comments
FAQs
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Arama Brown

LEAD SOFTWARE ENGINEER

For the past 6 years, Arama Brown has been helping businesses thrive by creatively and carefully architecting innovative software solutions. As a full stack software engineer, Arama is inspired by taking a creative approach to enable the best outcomes for clients. Arama's foray into the tech world began after her curiosity led her to taking a series of Harvard online computer science courses . She went on to get a scholarship at a mobile engineering bootcamp and upon completion, she was mentored by a Senior IOS engineer at Google for years following. In 2015, Arama and her team placed in a hackathon by the International Women's Media Foundation for building an application for tech students to find female mentors. Later that spring Arama participated in Nasa's Space Apps Hackathon and she volunteered with Black Girls Who Code as an iOS engineer mentor.



Llama D'Attore

FULL STACK DEVELOPER

Llama has extensive knowledge in 3D software tools and has the ability to craft software experiences that are valuable to customers and profitable for companies.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,000,000
Minimum investment:	US $1,000
Target Minimum:	US $150,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $5,000,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While UNOMi has set an overall target minimum of US $150,000 for the round, UNOMi must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to UNOMi's Form C.
Regulation CF cap:	While UNOMi is offering up to US $1,000,000 worth of securities in its Seed, only up to US $428,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.



SEEDINVEST PROMO

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02:06

Public Overview Video.

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Media Mentions

techweek

The Team

Founders and Officers



Obi Onyejekwe
CEO

se of Proceeds

If Minimum Amount Is Raised


Development
Patents
Legal
Marketing

If Maximum Amount Is Raised


Development
Patents
Legal
Marketing
Sales Team

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of UNOMI's prior rounds by year.


$5500000
$5000000
$4500000
$4000000
$3500000
$3000000
$2500000
$2000000
$1500000
Pre-Seed (SAFE)
Pre-Seed (Convertible)
Current Seed (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $100,000
Closed Date	Jul 1, 2019
Security Type	SAFE Note
Valuation Cap	US $2,000,000

Pre-Seed

Round Size	US $107,000
Closed Date	Feb 1, 2020
Security Type	Convertible Note
Valuation Cap	US $5,000,000

Market Landscape

The animation industry is a tried and true genre that is rapidly growing every year. The output value of the global animation industry has reached $244 Billion. Because of those numbers, the animation industry has gradually become a pillar of the national economy and a new economic growth engine in some countries.

$3,000,000,000 - estimated market for universities that are dedicated to teaching video game development, graphic design, marketing, and animation.

$10,000,000,000 - estimated market for YouTube animation content creators.

$ 4,000,000,000 - estimated market for animation and agencies worldwide.

More specifically, UNOMI will allow for a quicker development pipeline in 3D characters. In turn, this would lead to greater engagement in 3D and VR games by making it easier and faster to create accurate conversations between characters and the overall humanoid movement of characters.

Developers will be able to have their characters vocalize detailed conversations and tell more complex story-lines.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to increase the number of customers that it serves or to establish itself as a well-known brand in the competitive. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

The Company has engaged in related party transactions. From time-to-time, since Inception, the Company's founder has advanced funds of approximately $135,622 for working capital. These advances are due on demand and non-interest bearing.

During 2019 the Company entered into a convertible note payable (the "Note") agreement with a vendor for an amount up to $150,000. The Note calls for services to be provided by the vendor which will cause payables to be due, and in exchange for their services and related payable, they would be credited portions of the Note based on milestones achieved. During 2019, the vendor achieved two milestones for a total of $20,000. The remaining $130,000 of the Note is dependent on additional milestones was not achieved as of December 31, 2019. The Notes bear interest at 5.5% per annum, and matures in October 2021. Interest on this note as of December 31, 2019 was negligible.

The Note contains both optional and automatic conversion features. An automatic conversion can be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells its equity securities for aggregate proceeds of at least $1,500,000. In such instance the notes and accrued interest thereon are convertible at the lesser of: 1) 80% (20% discount) of the price paid per share of the preferred stock in the qualified offering and 2) a price equal to the quotient of $5,000,000 plus the amount of financed in convertible notes as defined by the agreement, divided by the aggregate number of the Company's common stock as of the conversion date on a fully diluted basis.

If upon maturity, an automatic conversion has not occurred, the holder at their option may convert the outstanding principal and interest thereon into common stock at a price equal to the quotient of $5,000,000, divided by the aggregate number of the Company's common stock as of the maturity date on a fully diluted basis as defined by the agreement.

In 2016, the Company entered into a $35,750 convertible note payable (the "2016 Note") for similar services as described above. The 2016 Note bore interest at 5.5% per annum and matured in April 2018. In 2019, the 2016 Note, and approximately $6,000 of accrued interest thereon was converted into 63,281 shares of common stock in accordance with the terms of the 2016 Note.

In 2018, the Company granted the Company's legal counsel a forward option to purchase 2.5% of the capital stock on a fully diluted basis upon a qualified financing or after 2 years. The exercise price is $100 divided by the fully diluted share count as of the date of the warrants are exercised. As the number of warrants and strike price are not known at the time of grant, such warrants are not yet considered outstanding.

In 2019, the Company entered into SAFEs totaling $100,000 in SAFE agreements. The proceeds of which were used to commence the Company's operations.

Under the SAFEs, the funds contributed by the investors will convert to shares of preferred stock in a qualified priced preferred stock financing round of over $2,000,000. Each $20,000 in SAFE will convert into a number of shares of preferred stock equal to 1% of the Company capitalization as defined by the SAFEs.

While the SAFEs remain outstanding, if there is a liquidity event, as defined by the agreements, before expiration or termination of the instrument, the investor will receive the greater of 1) two times the purchase price of the SAFE or 2) the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price.

If the Company dissolves or ceases operations, the SAFE holders, as a class, will have a preferential right to receive cash, up to the amount of their original investments, to the extent such funds are available to be paid. Cash payments to SAFE investors in this situation would hold a preferential position to payments to the holders of Common Stock.

As of December 31, 2019, there has not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock. The SAFEs are marked-to-market each reporting period as described in Note 2. As of December 31, 2019, management has determined that the carrying value is considered the fair value as there are no indications that the value has changed.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company's cash position is relatively weak. The Company currently has approximately $43,827 in cash balances as of June 30, 2020. This equates to about 3 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These record-keeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company's existing investors have not waived their pre-emptive rights and may plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME
Financials (2 files)
Fundraising Round (1 file)
Miscellaneous (3 files)

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in UNOMI

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by UNOMI. Once UNOMI accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to UNOMI in exchange for your securities. At that point, you will be a proud owner in UNOMI.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, UNOMI has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now UNOMI does not plan to list these securities on a national exchange or another secondary market. At some point UNOMI may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when UNOMI either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is UNOMI's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the UNOMI's Form C. The Form C includes important details about UNOMI's fundraise that you should review before investing.

How can I (or the company) cancel my investment under egulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

Highlights

Overview

The Team

Term Sheet

Prior Rounds

Market Landscape

Data Room

0 comments

FAQs

SeedInvest

PROFILE MENU

EXHIBIT D

Investor Deck

unomi

SaaS for Animators & Video Game Developers

GETUNOMI.COM

Disclaimer

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Challenge


Animation is extremely time consuming and costly.
The average cost of producing an animated show is **$400K per episode.**
unomi

Solution

UNOMi has automated technology and revolutionary technical tools that reduce the production time and budget.

Saving an animation studio up to **$150K on a 24-min, $400K episode.**

Product: 2D Lip-Syncing Application

The **UNOMi 2D/3D Lip-Sync** application automatically syncs mouth poses to voice-over recordings of each character, which allows animators to create content at a record pace.

70% -90% of cost savings on lip syncing.


Ee
Oo
Th
Mm
Ah
L
ATT

unomi

GETUNOMI.COM

Product: Motion Capture Application

Animators will be able to track human movement without a tracking suit and motion capture facility. **UNOMi** will have the capability to track full body movement from a prerecorded video.

80%-90% cost savings compared to traditional motion tracking.





unomi

Product: Avatar Builder Application

The **UNOMi Avatar Builder** will allow users to create 3D characters with ease. They will have the ability to select the body type, clothing, hair, skin color, accessories and more. Once users are done creating a 3D character then they will be able to use the UNOMi Motion Capture and UNOMi 3D lip-sync software to easily animate the 3D characters.

Ability to create 3D characters in less than an hour compared to days with current 3D software.



Head
Body
Clothing
Assesories

unomi

GETUNOMI.COM

Product: Voiceover Application

UNOMi Voiceover will allow audiobook editors the ability to scan over 10 hours of audio for errors and allow them to make edits. This revolutionary tool will increase productivity in an industry that is already growing by 30% every year.

Voiceover saves over $800 on the production of each audiobook.


File
Edit
Composition
View
Select
Help
Assets
Herry_Potter_Chap...
Coposition_02
Coposition_03
Audio 01
Audio 02
Script_01
Group files
Composition_02
Composition_03
THE DIVIDE/Robinson 15
tribe to border both the Divide and the ocean, our responsibilities are twofold.
Though we are able to fish our coastal waters, fishermen must enter the water naked
and tethered to shore. If evidence of our occupation was swept out with the tide, it
could wash up on shore further south and be found. The water protects us, so says the
Prime Law, but no one knows if the Divide can be crossed, and no one wants to find
out.
I'm spotted by lookouts hidden in the trees. I don't know they're around me until
I hear twin pairs of mourning doves cooing at my approach. The soft coo tells the
guards on the ground that a member of the tribe is returning. Had they been crow
calls, I would have been greeted by spears instead of helping hands.
Two young men rush out to greet me, their hair cut short to prevent lice and to
deter ticks. Neither of them say 'hello,' or welcome me home. Despite their age, and
social standing, I am still less. A shepherd. One of them lingers, eyeing my wounds,
and then the lions, his eyes showing a flash of respect as he realizes who killed the
beasts. Then they take the poles from my shoulders and drag my kills away. I won't
see them again. I won't taste their flesh. If anything, I will be berated for consuming
the heart, which should have gone to Micha or to his child-bearing wives.
Views:
Scale Sync:
Screen Scale:
Render Queue
Scan
Save
Word: Silence
00 : 00 : 00
Herry_Potter_audio
Matching Text
Waveform
Herry_book_script
Script
dolor sit amet, consectetuer adipiscing elit, sed diam nonummy tincidunt ut laoreet dolore magna aliquam erat volutpat. Ut wisi enim ad minim sdfadfvasfdvasfvv
Timeline Scale:

GETUNOMI.COM

Market

ANIMATION & GAMING FOCUSED UNIVERSITIES

600+

Universities

$3 Billion Annual market

Source: Petersons.com

ANIMATION STUDIOS WORLDWIDE

61,295+

Studios

$24 Billion Annual Market

Source: Wikipedia 2020

YOUTUBE ANIMATORS

700,000+

Animators

$10 Billion Annual Market

Source: Channel Frederator/ Vidooly.com

Revenue Model

2D/3D Lip-Sync *(Currently Live)*	Voiceover *(Coming Soon)*	Motion Capture Software *(Coming Soon)*	3D Avatar Plugin *(Coming Soon)*
(Price per seat Subscription)	(Price per seat Subscription)	(Price per seat Subscription)	(Price per seat)
• **Free Trial**	• **Free Trial**	• **Free Trial**	• **One time fee: $350**
• **Monthly:** (2D) **$245.80** (3D) **$365.80**	• **Monthly: $1,035**	• **Monthly: $1,120**	
• **Annual:** (2D) **$2,205** (3D) **$3,285**	• **Annual: $9,315**	• **Annual: $10,080**	

Traction

- Beta tested UNOMi with over 15 users
- 3 paying customers
- Used in the production of an Interscope Records Video
- Used in the production of YouTube animated show
- Raised $207,000 to date

Target Customers

Television and Film Studios

Netflix, Disney, Cartoon Network, Amazon.

61,295+ Studios Worldwide

Independent Content Creators

YouTubers, Independent Artist, Animators and Video Game Developers

700,000+ YouTube Animators

Universities/ Students

Students and Universities teaching Animation and Game development.

600+ Universities worldwide with Animation Related Majors

Projections



2020
2021
Q2
Q3
Q4
Q1
Q2
Q3
6,500
6,000
5,500
5,000
4,500
4,000
3,500
2,500
2,000
1,500
1,000
500
100
0
3D Lip Sync App
($1.8M MRR 2021)
2D Lip Sync App
($860K MMR 2021)
Voiceover
($4.6M MMR 2021)
Motion Capture App
($1.1M MMR 2021)
Avatar Builder
($1M 2021)

These statements reflect management's projected or modeled results and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Investors

BACKSTAGE CAPITAL:

$100,000

Raised $207,000 Total to date

Competitive Advantages

	unomi	Adobe	RADiCAL BETA	unity	REALLUSION	TOON BOOM
2D Lip Syncing	●	●			●	●
3D Lip Syncing	●			●	●	●
14 Mouth Poses	●			●	●	
Avatar Builder	●	●		●	●	●
Full Software for Creating Assets		●		●	●	●
Fullbody Markerless MoCap Tracking (Coming Soon)	●		●			
Keyframe ajustmets for 3D Tracking	●				●	
Automated Facial Expressions (Coming Soon)	●					
Easy to Use & Learn	●					

Founders



Obi Onyejekwe

CEO/ Technical Founder

- Experienced entrepreneur, branding specialist, and web UI/UX developer.
- Raised $900,000 on first startup (Nito Inc.). Acquired by AOL.
- Successful Creative Director for Nickelodeon, BET, Dentsu America and Tribal DDB.



Arama M. Brown

Lead Software Engineer/ Co-Founder

- Lead engineer with experience developing software that analyzes live music through a combination of machine-learning and AI to generate 3D worlds that respond to music.
- Lead Architect that lead the development of the OpenX Ad tech platform.



Llama D'Attore

Full Stack Developer

- Llama has extensive knowledge in 3D software tools and has the ability to craft software experiences that are valuable to customers and profitable for companies.

Mission

UNOMi's mission is to democratize creativity by providing content creators with the most advanced automated tools. UNOMI leverages advanced, proprietary voice recognition and motion capture technology that automates a lot of the most time-consuming aspects of animation production. Our voice recognition software understands human speech in multiple languages. This allows animators to easily create the speech of multiple 2D and 3D animated characters and for some, UNOMI gives them the ability to create content on a daily basis. UNOMI's motion capture software will give content creators the ability to easily track human movement within their home or studio, which will eliminate the need to rent expensive motion capture studio space and equipment. Large-scale animation studios will be able to drastically reduce costs allowing them to create more content in a significantly shorter amount of time. UNOMI will also be releasing an Augmented Reality and VR, 3D object plugin for Adobe software which will allow users to easily implement and animate 3D objects quickly and easily. Each UNOMI software will be intuitive, which will eliminate a learning curve for most users.

EXHIBIT E

Video Transcript

Exhibit E: Video Transcripts

SeedInvest Promo
https://vimeo.com/430902807

Obi:
"Hi. My name is Obi Onyejekwe and I am the CEO and Founder of UNOMI. UNOMI is a software-as-a-service for animators and video game developers. Our top mission is to automate the most complicated tasks in the animation and video game development process. We're doing this with our 2D and 3D lip-syncing tool that automates human speech for 2D and 3D characters for animated movies and shows. We also have a motion capture software that tracks human movement without special cameras or a tracking suit.

So UNOMI has multiple clients, one of them being Birdhouse Studios, which is currently using UNOMI for their hit YouTube show, called Bitcoin And Friends.

[Video on Screen]
'Why are they running in different directions? There's more miners. Now rewards being distributed over thousands of them.'

Obi:
Now is an exciting time to join our team. We're currently raising funds through our equity crowdfunding campaign. So, proceeds will go to build out of the front-end technology of our motion tracking technology. The back-end is already done, but with your proceeds, we'll be able to roll out a fully developed product and go to market. Proceeds will also go to our avatar builder. This is a 3D platform that will allow users to build 3D animated characters similar to what you see in video game consoles. From there they will be able to build their characters, use our motion capture software to make them move and then they'll be able to use of lip-syncing software to make them talk and expand their speech. With our suite of software combined, this will allow university students, professional studios and independent artists an opportunity to create animated content and games easier and faster. So, a huge opportunity for them not only to learn and improve the skills within their field but as well as generate additional revenue.

So, of course my team comprises of myself and my team of engineers. I come from the advertising and entertainment background. UNOMI is my second startup. My first startup was Nito, which was acquired by AOL. My team is a phenomenal group of engineers here in Los Angeles. And I also have a team of engineers in Spain that have an extensive background in machine-learning as well as computer vision. We hope you will join our team by backing us on our equity crowdfunding campaign."

Unomi Software Demo
https://vimeo.com/430786854

[On Screen]: UNOMi 2D Lip-Sync

Cat Cartoon:

"Lenny, Lenny wake up. It's time to load all the equipment into the submarine"

[On Screen]: UNOMi 3D Lip-Sync

Female Avatar:
"With new cloaking technology... and plasma mechanics...that decimate planets from lightyears away."

[On Screen]: UNOMi Motion Capture
Skill: Frontal Block
Skill: Serve

Unomi 3D Lip-Sync Application
https://www.youtube.com/watch?v=fvYRQPPBBqI&feature=emb_title

Narrator:
UNOMI automatically syncs mouth poses to voiceover recordings of animated characters. UNOMI is intuitive, user-friendly, and supports most file formats. It works in conjunction with your preferred production software.

In this tutorial, we will sync 3D mouth poses for our main character. First, open UNOMI and create a new project. Next, click and drag the mouth pose files into the pose window at the top. Then drag the voiceover file onto the drop audio zone in the composition window. You'll see the audio wave form load on your timeline. Finally, copy and paste the voiceover script/text into the composition window at the bottom. Once all your files are in place, simply click the sync button. This will automatically sync the mouth poses to the voiceover recording. To check the sync, click the "play" button.

Female Avatar on screen:
"The general will be meeting with the alpha team in the distant star quadrant. Make sure you are ready. We cannot miss this opportunity to win this war."

Narrator:
If you see any issues, you can easily add and delete key frames in the timeline. Once you're satisfied with the auto-sync, click the export button. Then save your export to work with in your preferred animation software.

Here's the final composite with the audio and synched mouth poses in place.

Female Avatar on screen:
"Make sure you are ready. We cannot miss this opportunity to win this war."

Narrator:
And it's that simple. UNOMI is a must have tool that easily syncs your 2D and 3D mouth poses to your voiceover recordings. Go to getunomi.com and try it today.

Unomi 2D Lip-Sync Promo
https://www.youtube.com/watch?v=LAvrDQIojiU&feature=emb_title

Narrator:
UNOMI automatically syncs mouth poses to voiceover recordings of animated characters. UNOMI is intuitive, user-friendly, and supports most file formats. It works in conjunction with your preferred production software.

In this tutorial, we will sync 2D mouth poses for our main character. First, open UNOMI and create a new project. Next, click and drag the mouth pose files into the pose window at the top. Then drag the voiceover file onto the drop audio zone in the composition window. You'll see the audio wave form load on your timeline. Finally, copy and paste the voiceover script/text into the composition window at the bottom. Once all your files are in place, simply click the sync button. This will automatically sync the mouth poses to the voiceover recording. To check the sync, click the "play" button.

Cartoon Cat on screen:
"Lenny! Lenny! Lenny! Wake up! It's time to load all the equipment into the submarine the crew is leaving now."

Narrator:
If you see any issues, you can easily add and delete key frames in the timeline. Once you're satisfied with the auto-sync, click the render button. You can select render options such as format, frames per second, and audio quality. Then click the render all button to quickly export your movie. Once rendered click the download button and save your movie to work with in your preferred editing software. For this example, we will composite our mouth pose animation using Adobe animator. Simply drop the file right into your composition and instantly see the results.

Here's the final composite with the audio and synced mouth poses in place.

Cartoon Cat on screen:
"Lenny! Lenny! Lenny! Wake up! It's time to load all the equipment into the submarine."

Narrator:
And it's that simple. UNOMI is a must have tool that easily syncs your 2D and 3D mouth poses to your voiceover recordings. Go to getunomi.com and try it today.